FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002
Commission File Number __________________________________________

MDS INC. (Translation of registrant's name into English)
100 International Boulevard Toronto, Ontario M9W 6J6 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS INC.
By:__/s/ Peter E. Brent_____________ Peter E. Brent, Sr. Vice-President and General Counsel and Corporate Secretary

Date November 13, 2002

Documents Included as Part of this Report:

No.	Document
1.	Press Release dated November 12, 2002

MDS RESPONDS TO BELOW-MARKET "MINI-TENDER" OFFER

Toronto, Canada, November 12, 2002. MDS Inc. (TSX: MDS; NYSE: MDZ) today announced that it has received a copy of an unsolicited "mini-tender" offer, made by TRC Capital Corporation to purchase up to 4,500,000 or approximately 3% of MDS's common shares, at a price of Cdn. $21.40 per share. Shareholders are cautioned that the offer has been made at a 4.6% discount to the closing price for MDS' common shares on the Toronto Stock Exchange on November 7, 2002, the day before the offer was made. MDS does not support or endorse this offer.

Shareholders are advised that TRC Capital has reserved the right to withdraw its offer at any time at its sole discretion. Shareholders are further advised that shareholders who tender to the offer will not be able to withdraw their shares from 5:00 p.m. (Toronto time) on December 3, 2002 to the opening of business on January 3, 2003. TRC Capital has reserved the right to retain all deposited shares throughout such period and to decline to purchase these shares if it chooses, for any reason.

Security regulators in Canada and the United States have recommended that shareholders exercise caution in connection with "mini-tender" offers and that they should consult their investment advisors regarding these types of offers.

MDS does not recommend that shareholders sell their shares into this below market offer.

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more then 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For further Information Contact:

 Sharon Mathers
Vice-President, Investor Relations
416-213-4721
smathers@mdsintl.com

 Gary Goertz
Executive Vice-President, Finance & CFO
416-213-4177
ggoertz@mdsintl.com